UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

World Air Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98142H105 (CUSIP Number)

September 20, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 769,063 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 769,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 769,063 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 769,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 769,063 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 769,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 769,063 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 769,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 769,063 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 769,063

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,063
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer World Air Holdings, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices The HLH Building 101 World Avenue Peachtree City, GA 30269

Item 2.	(a)

Name of Person Filing

This statement is filed by:

(i)     Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with respect to the Common Stock beneficially owned by it;

(ii)    Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA), with respect to the Common Stock beneficially owned by it;

(iii)  Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

(iv)   Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it; and

(v)    Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it.

(b)

Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WCAA and WCAFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WCAP and WCAFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

	(c)	Citizenship WA, WCAA and WCAFLP are organized under the laws of the State of Delaware and WCAP and WCAFLTD are organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 98142H105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d 1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d 1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount Beneficially Owned

WCAP beneficially owns 769,063 shares of Common Stock issuable upon conversion of the Company’s 8.0% Senior Convertible Senior Subordinated Debentures.

As a result of the relationship described in this statement, each of WA, WCAA, WCAP, WCAFLP and WCAFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by WCAP. WA, WCAA, WCAFLP and WCAFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCAA, WCAP, WCAFLP and WCAFLTD are a group, or have agreed to act as a group.

(b)

Percent of Class

As of September 20, 2004, WA beneficially owned 5.6% of the Company’s Common Stock.

As of September 20, 2004, WCAA beneficially owned 5.6% of the Company’s Common Stock.

As of September 20, 2004, WCAP directly beneficially owned 5.6% of the Company’s Common Stock.

As of September 20, 2004, WCAFLP and WCAFLTD each indirectly beneficially owned 5.6% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 12,957,186 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on July 31, 2004.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote WA, WCAA, WCAP, WCAFLP and WCAFLTD have shared voting power with respect to 769,063 shares of the Company’s Common Stock.

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of WA, WCAA, WCAP, WCAFLP and WCAFLTD have shared power to direct the disposition of 769,063 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

WA, the managing member and sole owner of WCAA, has the power to direct the affairs of WCAA which manages accounts for the benefit of its client WCAP. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group See Item 2

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2005
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, LP, and Whitebox Convertible Arbitrage Fund, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)